
03025609

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
153
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|_X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].**

For the calendar year ended December 31, 2002

OR

|__| **TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ________________ to ________________

Commission file number 001-11639

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AGCS Hourly Savings Plan, 2500 W. Utopia Road, Phoenix, AZ 85027

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974

CRGH

Table of Contents

The AGCS Hourly Savings Plan

Financial Statements

As of December 31, 2002 and 2001, and
for the year ended December 31, 2002

AGCS Hourly Savings Plan
Index to Financial Statements



PricewaterhouseCoopers LLP
Suite 700
1850 North Central Avenue
Phoenix AZ 85004-4563
Telephone (602) 364 8000
Facsimile (602) 364 8001

Report of Independent Auditors

To the Savings Plan Committee of the
AGCS Hourly Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the AGCS Hourly Savings Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 19, 2003

AGCS Hourly Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001
(in thousands)

Assets	2002	2001
Investments in AGCS Master Savings Trust, at fair value	$ 20,691	$ 24,856
Loan fund	508	490
Net assets available for plan benefits	$ 21,199	$ 25,346

The accompanying notes are an integral part of these financial statements.

AGCS Hourly Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
December 31, 2002 and 2001
(in thousands)

Net assets available for plan benefits, at beginning of year	$ 25,346
Additions to net assets attributed to:	
Interest and dividends	341
Contributions:	
Employee	1,084
Employer	476
Total additions	1,901
Deductions from net assets attributed to:	
Net depreciation in fair value of investments	(3,806)
Withdrawals and terminations	(2,220)
Other, net	(22)
Total deductions	(6,048)
Net decrease during the year	(4,147)
Net assets available for plan benefits, at end of year	$ 21,199

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the AGCS Hourly Savings Plan (the "Plan") of AG Communication Systems Corporation (the "Company") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Company was established pursuant to a Joint Venture Agreement (the Agreement) signed on December 22, 1988, between GTE Communication Systems Corporation (CSC) and AT&T Corp. in which CSC will sell complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Hourly Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. (Lucent) was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan.

The Plan is a defined contribution plan under ERISA. The purpose of the Plan is to provide eligible employees with a convenient way to save for both medium and long-term needs. All hourly employees are eligible upon hire. The term "hourly employee" means all employees who are covered under a collective bargaining agreement. Salaried employees who are not covered under a collective bargaining agreement participate in a separate plan with identical benefits.

Normally, participation will continue as long as a participant is employed by the Company. Participation ceases upon death, disability or separation from service for more than one year, and when all funds in a participant's account have been paid to the participant or his/her beneficiaries.

1. Plan Description (Continued)

Plan Administration

Effective January 1, 1993, the AGCS Master Savings Trust (the Master Trust) was established and Fidelity Management Trust Company was delegated the administrative responsibility for the Plan as trustee (the Trustee). One other associated plan, the AGCS Savings Plan, participates in the Master Trust, the investments of which are commingled in the Master Trust. Therefore, the Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the Plan's participation in the Master Trust as a percentage of the total participation in these trusts.

The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $5,540 for plan year 2002 and are included in "Other, net." The Company is the Plan Administrator and the sponsor of the Plan as those terms are defined in ERISA.

Contributions

The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from the Company up to 66.7% of the initial 6% of the participant's contribution during the Plan year.

Participants electing to participate in the Plan must direct that their contributions be invested in any combination of the following funds. Participants may change their contribution investment choice daily. A description of the funds follows:

- Fidelity Freedom Funds:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2001 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2040 Fund

  The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for each Freedom Fund. For the funds denoted with a year, the funds' allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

- Fidelity Funds and Portfolios:

  Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

  U.S. Bond Index - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

  Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

1. Plan Description (Continued)

U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

Magellan Fund - Mutual fund investing primarily in domestic and foreign common stocks and securities convertible into common stock.

Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Overseas Fund - Mutual fund investing primarily in foreign securities.

BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

Lucent Stock Fund - Invested in Lucent Technologies common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Vesting

Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Effective January 1, 2001, participants are also 100% vested in Company matching contributions, which includes all new contributions and existing balances.

Loans to Participants

A loan feature is available to participants (Loan Fund) which permits borrowing up to 50% of the entire vested account balances, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2002 and 2001 aggregated to $508,483 and $490,274, respectively, and carried interest rates ranging from 4.75% to 9.5%.

Plan Termination

The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investments
Investments in the Master Trust are carried at fair market value as determined by reference to quoted market prices. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains or losses on those investments.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Interest in the Master Savings Trust

The Plan has an undivided interest in the Master Trust (except for the loan fund for which assets are allocated specifically to the Plan). At December 31, 2002 and 2001, the Plan's interest in the Master Trust represented approximately 12% and 11% of the Master Trust net assets, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

3. Interest in the Master Savings Trust (Continued)

The following table presents the Plan's undivided interest in the Master Trust at December 31 (in thousands):

	2002		2001	
	Allocated Amounts	Percentage Interest	Allocated Amounts	Percentage Interest
Fidelity Freedom Income Fund	$ 1,276 **	28.16 %	$ 1,284 *	25.61 %
Fidelity Freedom 2000 Fund	804	17.51	964	16.83
Fidelity Freedom 2010 Fund	2,064 **	13.97	2,329 *	13.53
Fidelity Freedom 2020 Fund	620	4.77	653	4.36
Fidelity Freedom 2030 Fund	476	5.28	557	4.74
Fidelity Freedom 2040 Fund	16	4.61	8	2.82
Retirement Government Money Market Portfolio	7,281 **	19.04	7,398 *	18.60
U.S. Bond Index	482	6.63	397	11.27
Equity-Income Fund	2,400 **	17.06	3,202 *	15.79
U.S. Equity Index Collective Trust Fund	1,720 **	9.17	2,339 *	7.93
Magellan Fund	2,473 **	9.47	3,470 *	8.73
Aggressive Growth	148	3.50	216	2.87
Overseas Fund	317	5.26	419	5.20
BrokerageLink	23	0.66	14	0.42
Lucent Stock Fund	591	13.05	1,606 *	11.10
	$ 20,691		$ 24,856	

* This investment represented 5 percent or more of the Plan's Net Assets in 2001.

** This investment represented 5 percent or more of the Plan's Net Assets in 2002.

3. **Interest in the Master Savings Trust (Continued)**

Investments held by the Master Trust (in thousands):

	December 31 2002	December 31 2001
Fidelity Freedom Income Fund	$ 4,532	$ 5,014
Fidelity Freedom 2000 Fund	4,591	5,730
Fidelity Freedom 2010 Fund	14,774	17,213
Fidelity Freedom 2020 Fund	12,988	14,972
Fidelity Freedom 2030 Fund	9,023	11,746
Fidelity Freedom 2040 Fund	347	280
Retirement Government Money Market Portfolio	38,237	39,777
U.S. Bond Index	7,266	3,526
Equity-Income Fund	14,066	20,280
U.S. Equity Index Collective Trust Fund	18,762	29,498
Magellan Fund	26,123	39,712
Aggressive Growth	4,233	7,550
Overseas Fund	6,025	8,064
BrokerageLink	3,492	3,329
Lucent Stock Fund	4,528	14,474
	$ 168,987	$ 221,165

3. **Interest in the Master Savings Trust (Continued)**

The following table presents the Plan's undivided interest in the investment income of the Master Trust for the year ended December 31, 2002 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 36	$ (40)
Fidelity Freedom 2000 Fund	21	(43)
Fidelity Freedom 2010 Fund	55	(220)
Fidelity Freedom 2020 Fund	12	(107)
Fidelity Freedom 2030 Fund	7	(106)
Fidelity Freedom 2040 Fund	-	(3)
Retirement Government Money Market Portfolio	112	-
U.S. Bond Index	25	17
Equity-Income Fund	52	(582)
U.S. Equity Index Collective Trust Fund	-	(526)
Magellan Fund	20	(838)
Aggressive Growth	-	(97)
Overseas Fund	1	(87)
Lucent Stock Fund	-	(1,174)
	$ 341	$ (3,806)

3. Interest in the Master Savings Trust (Continued)

Investment income of the Master Trust for the year ended December 31, 2002 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 130	$ (142)
Fidelity Freedom 2000 Fund	127	(240)
Fidelity Freedom 2010 Fund	394	(1,527)
Fidelity Freedom 2020 Fund	263	(2,325)
Fidelity Freedom 2030 Fund	131	(2,098)
Fidelity Freedom 2040 Fund	4	(88)
Retirement Government Money Market Portfolio	610	-
U.S. Bond Index	304	192
Equity-Income Fund	311	(3,576)
U.S. Equity Index Collective Trust Fund	-	(6,093)
Magellan Fund	213	(8,952)
Aggressive Growth	-	(3,072)
Overseas Fund	24	(1,565)
Lucent Stock Fund	-	(9,840)
	$ 2,511	$ (39,326)

4. **Tax Status**

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the Code), as amended, and consequently is exempt from federal income tax. The Plan received a favorable determination letter from the Internal Revenue Service dated February 16, 1996. The Plan has been amended since receiving the determination letter and a new determination letter has been requested, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code.

5. **Concentrations of Investment Risk**

The Master Trust is exposed to market risk in the event of a significant decline in the value of Lucent common shares.

6. **Related Party Transactions**

The Master Trust invests in common shares of Lucent.

No transactions took place during the plan year with parties-in-interest, as defined in ERISA section 3(14) and regulations thereunder, including those transactions set forth in ERISA section 406 and 407(a) and section 4975(c) of the Internal Revenue Code.

7. Supplemental Schedules

Supplemental schedules of assets held for investment purposes and reportable transactions have not been attached to the accompanying financial statements as all of the Plan's investments are held in the Master Trust. These schedules are attached to the filings of the Master Trust in accordance with the filing requirements of the Department of Labor.

8. Subsequent Event

In January 2003, Lucent purchased the remaining ownership interest in the Company, resulting in the Company becoming a wholly-owned subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AGCS HOURLY SAVINGS PLAN

Date: 6/26/2003

by: Greg Grim
Savings Plan Administrator

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33943) of Lucent Technologies, Incorporated of our report dated June 19, 2003 relating to the financial statements of the AGCS Hourly Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 25, 2003

Exhibit 23.1